Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: **17/11/2009**

To: All Canadian Securities Regulatory Authorities

Subject: CLIFTON STAR RESOURCES INC (Amendment)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	**Annual & Special Meeting (amended)**
Record Date for Notice of Meeting :	02/11/2009
Record Date for Voting (if applicable) :	02/11/2009
Meeting Date :	14/12/2009
Meeting Location (if available) :	700 – 595 Burrard St. Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	18713J108	CA18713J1084

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for CLIFTON STAR RESOURCES INC